UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of SEPTEMBER 2007.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: September 4, 2007                    /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

--------------------------------------------------------------------------------

NEWS RELEASE                                                   SEPTEMBER 4, 2007

               TUMI STAKES BASE METAL PROSPECT NEAR FALUN, SWEDEN

VANCOUVER, CANADA - TUMI RESOURCES LIMITED (THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). Mr David Henstridge, President, announces the acquisition, through staking of the Blixbo nr 1 (581 hectares) exploration permit within the Bergslagen Mining District of south-central Sweden. The Blixbo nr 1 claim application has been confirmed by the Swedish Mining Inspectorate and is expected to be soon granted for an initial three year period. Tumi holds a strong land tenure position in Bergslagen, being is one Sweden's most important mining districts, and home to numerous historic and operating iron, manganese, base-metal and silver sulphide mines.

The Blixbo claim application is located 25km east-northeast of the town of Falun, central Sweden. The claim secures a massive sulphide horizon up to two meters in width, comprised of sphalerite, chalcopyrite and pyrite within a volcanic host. Historical records indicate the site was first discovered in the early 1950's, at which time a sample taken by Boliden assayed 33.8% Zn, 0.8% Pb, 0.4% Cu, 175 ppm Ag, 0.4 ppm Au and 0.4% W. Two channel samples taken recently by Tumi's geologists verified these high grades. A 1.5 metre wide channel sample assayed 21.4% Zn, 1.8% Pb, 1.3% Cu, 131 ppm Ag and 2.3 ppm Au. A second 2 metre wide channel sample taken about 25 metres away from the first returned 9.9% Zn, 1.3% Pb, 0.7% Cu, 85 ppm Ag and 0.2 ppm Au.

Host rocks to sphalerite mineralization are 1.86 to 1.95 million years old felsic and mafic metavolcanic supracrustal rocks. The mineralization is located approximately five km south of what is believed to be a volcanic center where several massive intrusions of gabbro occur near the center of a circular structure. Several historic base-metal mines are located in the immediate vicinity, including the now closed Svardsjo mine, held under tenure by the Company. The region has undergone several phases of folding and has been intruded by at least two generations of granitoids.

The sequence of rocks mapped at Blixbo host significant economic mineralization elsewhere within the Bergslagen Mining District. Tumi's exploration program will begin with delineation of the mineralized horizon along strike from the mineralized exposure using soil geochemistry. The Company is also considering flying of the licence area with airborne electromagnetics.

The qualified person for the Company's projects, Mr. David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has visited the Blixbo property in Sweden and has verified the contents of this press release.

On behalf of the Board,                     COMPANY CONTACT:
                                            Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                        or email: mbermudez@chasemgt.com
-----------------------                     website: www.tumiresources.com
David Henstridge,
President & CEO                             INVESTOR INFORMATION CONTACT:
                                            Mining Interactive
                                            Nick L. Nicolaas at (604) 657-4058
                                            or email: nick@mininginteractive.com

FORWARD LOOKING STATEMENTS This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.